UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11 )*


                               R-TEC HOLDING, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    74974T103
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                                 (CUSIP Number)

                                 Faris McMullin
                               R-Tec Holding, Inc.
                             287 N. Maple Grove Road
                                 Boise, ID 83704
                                 (208) 887-0953
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 12, 2004
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            (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of -- 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following  box.  (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See - 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               CUSIP No. 74974T103

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     1.   Names of Reporting Persons.
          Faris  McMullin
          I.R.S. Identification No. ###-##-####

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     2    Check the Appropriate Box if a Member of a Group*
          (a.) (  )   (b.) (  )

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     3.   SEC USE ONLY

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     4.   Source of Funds*
                                    N/A

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to items
          2(d)  or  2(e)  (  )

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     6.   Citizenship or Place of Organization
                                          USA

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                7.   Sole  Voting  Power
                     19,506,080
Number of    -------------------------------------------------------------------
Shares          8.   Shared  Voting  Power
Beneficially
Owned  by    -------------------------------------------------------------------
Each Reporting  9.   Sole Dispositive Power
Person With
             -------------------------------------------------------------------
               10.   Shared  Dispositive  Power

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     11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
          19,506,080  shares  owned  directly  by  Mr.  McMullin

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     12.  Check  if  the  Aggregate  Amount  Represented  by  Amount in Row (11)
          Excludes  Certain  Shares
          (See Instructions)  (  )

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     13.  Percent of Class Represented by Amount in Row (11)
                                        37.5%

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     14.  Type of Reporting Person
                                         IN

Item 1.  Security and Issuer

         Common Stock
         R-Tec  Holding, Inc.
         287 N. Maple Grove Road
         Boise, ID 83704

Item  2.  Identity  and  Background.

(a)  Name:  Faris  McMullin

(b)  Residence  or  business  address:  287  N.  Maple  Grove  Road
          Boise, ID 83704

(c) Present Principal Occupation or Employment: President and Chief Executive Officer

(d)  Criminal  Conviction:  NA

(e)  Court  or  Administrative  Proceedings:  NA

(f)  Citizenship:  USA

Item 3.  Source and Amount of Funds or Other Consideration:

Acquired by Share Purchase Agreement between R-Tec Holding, Inc., and ConectL Corporation.

Item 4.  Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     R-Tec Holding is transferring approximately 47% of its common stock for 10% of ConectL Corporation.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; Faris McMullin received 19,446,080 shares of R-Tec Holding, Inc., common stock by the transfer of shares between R-Tec Holding, Inc., and ConectL Corporation by the Share Purchase Agreement.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

NA

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     R-Tec Holding is transferring approximately 47% of its common stock for 10% of ConectL Corporation.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     Faris McMullin is on the proxy to be an elected director by vote at the annual shareholders meeting December 13, 2004, along with two other new directors elect. Mr. McMullin was also appointed by the board to serve as President and Chief Executive Officer of the Company.

(e) Any material change in the present capitalization or dividend policy of the issuer;
NA

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
NA

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
NA

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
NA

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
NA

(j)  Any action similar to any of those enumerated above.
NA


Item 5.  Interest in Securities  of  the  Issuer.

(a)  Not applicable.

(b)  Not applicable.

(c)  Mr. McMulling received 19,446,080 common shares of R-Tec Holding, Inc.

                Transaction        Shares or Units         Price per
                    Date           Purchased (Sold)      Share or Unit
              November 12. 2004       19,446,080            $.025


(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material  to  be  Filed  as  Exhibits.


Share Purchase Agreement (Exhibit 99)


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 3, 2004
                                        By:  /s/  Faris McMullin
                                             --------------------------------
                                                  Faris McMullin